July 19, 2016

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.

Registration Statement on Form S-3

Filed June 16, 2016

File No. 333-212064

Dear Ms. Long:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 12, 2016 regarding the Registration Statement on Form S-3 (File No. 333-212064) filed by Universal Stainless & Alloy Products, Inc. (the “Company”) on June 16, 2016 (the “Form S-3”). Set forth below are the Staff’s comments and our responses.

Calculation of Registration Fee Table

COMMENT NO. 1:

We note the reference to “other securities” in footnote one, the prospectus cover page and pages six, 13 and 14. Please clarify that by “other securities” you are referring to other securities registered in this offering.

RESPONSE:

In accordance with the Staff’s comment, we have revised the references in footnote one to the Calculation of Registration Fee table, the cover page of the prospectus contained in the Form S-3 and pages 6, 13 and 14 of the prospectus contained in the Form S-3 to clarify that we are referring in each of those instances to other securities registered in this offering. We also have added other clarifications in the prospectus contained in Amendment No. 1 to the Form S-3 (the “Prospectus”) to indicate that all such references are references to other securities registered in this offering.

Ms. Pamela Long

Securities and Exchange Commission

July 19, 2016

COMMENT NO. 2:

You state in the third and fourth footnotes that purchase contracts and purchase units may include debt securities of third parties, an index or indices thereof or any combination thereof. Please note that even if you have an exemption available for the offer and sale of securities of third parties or an index or indices, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in the registration statement. Please see our Securities Act Sections C&DI paragraph 203.03 and the Staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you do not wish to offer third party securities, an index or indices, underlying any purchase contracts or purchase units, please remove these references from the prospectus and the legal opinion.

RESPONSE:

We have removed the references to third party securities, an index or indices underlying purchase contracts or units in the third and fourth footnotes to the Calculation of Registration Fee table in Amendment No. 1 to the Form S-3, and our counsel has made conforming changes in the legal opinion letter filed as Exhibit 5.1 to Amendment No. 1 to the Form S-3.

COMMENT NO. 3:

Please confirm to us whether the securities that may underlie the warrants, purchase contracts, purchase units and depositary shares are also covered by this registration statement.

RESPONSE:

We hereby confirm to the Staff that any securities that may underlie the warrants, purchase contracts, units and depositary shares that may be offered under the Prospectus are also covered by this registration statement.

Description of Debt Securities, page 4

COMMENT NO. 4:

The statement in the third paragraph, “and not this description” implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise your disclosure to remove this statement.

Ms. Pamela Long

Securities and Exchange Commission

July 19, 2016

RESPONSE:

In accordance with the Staff’s comment, we have removed the referenced statement on page 4 of the Prospectus.

Description of Other Securities, page 12

COMMENT NO. 5:

Please describe the general nature of terms that may be contained in the warrants, purchase contracts, purchase units and depositary shares, and clarify that detailed information about the specific terms of these securities would be determined and described in a prospectus supplement at the time of a take down. See Item 202 of Regulation S-K and Item 9 of Form S-3.

RESPONSE:

In accordance with the Staff’s comment, beginning on page 17 of the Prospectus, we have added descriptions of the general nature of terms that may apply to the warrants, purchase contracts, units and depositary shares that may be offered under the Prospectus. We also have clarified that detailed information about the specific terms of these securities would be determined and described in a prospectus supplement at the time of a take down.

Legal Opinion, Exhibit 5.1

COMMENT NO. 6:

Please have counsel revise the legal opinion so that the descriptions of purchase units and depositary shares in section seven on page one and section five on page three of the legal opinion are consistent with the descriptions of these securities in the fee table and related notes and other disclosures in the registration statement.

RESPONSE:

Our counsel has revised numbered paragraphs 1 and 5 of its legal opinion letter in accordance with the Staff’s comment. A revised copy of our counsel’s legal opinion letter is filed as Exhibit 5.1 to Amendment No. 1 to the Form S-3.

Ms. Pamela Long

Securities and Exchange Commission

July 19, 2016

COMMENT NO. 7:

Please have counsel revise paragraph five on page three to opine that depositary shares will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement and the American Depositary Receipts. For guidance, refer to Section II.B.1.d of Staff legal Bulletin No. 19.

RESPONSE:

Our counsel has revised numbered paragraph 5 in its legal opinion letter in a manner consistent with the Staff’s comment. A revised copy of our counsel’s legal opinion letter is filed as Exhibit 5.1 to Amendment No. 1 to the Form S-3.

COMMENT NO. 8:

Please have counsel revise section eight on page four of its legal opinion to opine, if true, that issuable securities will also constitute valid and binding obligations of the Company or explain to us why counsel is not required to do so since debt securities, warrants, depositary shares, purchase contracts and units may be issuable securities.

RESPONSE:

Our counsel has revised numbered paragraph 8 in its legal opinion letter in accordance with the Staff’s comment. A revised copy of our counsel’s legal opinion letter is filed as Exhibit 5.1 to Amendment No. 1 to the Form S-3.

*        *        *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not asset Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long

Securities and Exchange Commission

July 19, 2016

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-3, please contact me at 412-257-7662 at your earliest convenience.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Ross C. Wilkin
Ross C. Wilkin
Vice President of Finance, Chief
Financial Officer and Treasurer